UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D/A

                               (Amendment No. 2)

                  Under the Securities Exchange Act of 1934

                                E-Z-EM, INC.
                              (Name of Issuer)

                Class A Common Stock, par value $0.10 per share
                       (Title of Class of Securities)

                                  269305207
                                (CUSIP Number)

                               David P. Meyers
                            1534 North Decatur Road
                                  Suite 202
                            Atlanta, Georgia 30307
                               (404) 371-0563
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 22, 2002
                        (Date of event Which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 269305207

   (1)  Name of Reporting                     David P. Meyers
        Persons. I.R.S.Identification
        Nos. of Above Persons
        (Entities Only)

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 2(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         156,750 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         156,750 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        296,741.76 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             7.4%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Jonas I. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization
                                  (7)  Sole Voting
                                       Power         156,750 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         156,750 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        296,741.76 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             7.4%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Stuart J. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         156,750 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         620,906 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With                          Dispositive
                                       Power         156,750 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         620,906 shares

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        296,741.76 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             7.4%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Betty K. Meyers
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         200,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         620,806 shares
Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         200,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         620,806 shares
  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        200,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             5.0%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 269305207

   (1)  Name of Reporting                     Meyers Family Limited
        Persons. S.S. or                      Partnership
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         620,806 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         None
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         620,806 shares

                                 (10)  Shared
                                       Dispositive
                                       Power         None

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        620,806 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares                      X

  (13)  Percent of Class                             15.5%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            PN
        Persons

                             SCHEDULE 13D/A

INTRODUCTION.

     David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership (collectively, the "Reporting Persons"), filed an amended Schedule 13D with the Securities and Exchange Commission (the "Commission") on June 21, 2002, with respect to the securities of the issuer (the "Existing Statement").

     The Reporting Persons is filing this amendment to the Existing Statement (the "Second Amendment") to disclose, among other things:

      (i) David P. Meyers' oral agreement on July 9, 2002 to (a) support a plan proposed by the Company's Board of Directors to combine the Company's currently outstanding Class A Common Stock and Class B common stock into a single class of common stock, as announced by the Company in a press release issued on July 10, 2002, and (b) to withdraw a shareholder proposal that he submitted for the Company's 2002 annual meeting of shareholders;

      (ii) The Reporting Persons' execution and delivery of an agreement dated as of July 15, 2002 (the "Stockholders' Agreement"), by and among the Company, Howard S. Stern, Seth F. Stern, Rachel Stern Graham, David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership, pertaining to, among other things, such reclassification proposal and the voting and disposition of shares of capital stock of the Company;

      (iii) Each member of the Reporting Persons' execution and delivery of an irrevocable proxy, dated as of July 15, 2002 (the "Irrevocable Proxy"), in favor of members of a special committee of the Board of Directors of the Company authorizing them to vote their shares in favor of such reclassification proposal; and

      (iv) the disclaimer by the Reporting Persons of (A) membership in a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of their execution and delivery of the Stockholders' Agreement and (b) beneficial ownership of the shares of common stock of the Company in which each does not have a pecuniary interest.

     By virtue of the execution and delivery of the Stockholders' Agreement, and the expected performance by the parties of the agreements and covenants contained therein, all of the parties to such Stockholders' Agreement (other than the Company) may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the parties to the Stockholders' Agreement (other than the Company) are deemed to constitute a "group," then each such party, as a member of a "group," would be deemed to own beneficially all of the shares of common stock of the Company owned in the aggregate by the members of such group.

     Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the First Amendment.

Item 1. Security and Issuer.

     No change from disclosures in Existing Statement.

Item 2. Identity and Background.

     No change from disclosures in Existing Statement.

Item 3.  Source and Amount of Funds or Other Consideration

     No changes from disclosures in Existing Statement.

Item 4. Purpose of the Transaction

     No changes from disclosures in Existing Statement, except as set forth below.

     As announced by the Company in a press release issued on July 10, 2002, the Company's Board of Directors authorized management of the Company to proceed with the necessary steps to implement a plan to combine the Company's currently outstanding Class A Common Stock and Class B common stock into a single class of common stock (the "Proposed Transaction"). As a result of the Proposed Transaction, each outstanding share of Class A Common Stock and each outstanding share of Class B common stock would be converted into one share of a newly created class of common stock of the Company. In connection with the Proposed Transaction, the Company's certificate of incorporation would be modified to provide for only this new, single class of common stock and the existing provisions relating to the Class A Common Stock and the Class B Common Stock would be eliminated. Following the Proposed Transaction, there would be no super-majority voting requirements applicable to the Company's new class of common stock, other than the existing super-majority vote requirement applicable to the removal of directors which would be retained. Each holder of the Company's new class of common stock would have one vote per share and all matters brought before the stockholders of the Company, other than the removal of directors, would be determined by a majority vote. As announced by the Company in a press release issued on July 25, 2002, the Company executed a recapitalization merger agreement, pursuant to which the Proposed Transaction would be effected by merging a newly formed subsidiary into the Company, with the Company continuing as the surviving corporation in the merger. The Company stated that the Proposed Transaction is subject to the requisite approval of the stockholders and other customary conditions and that the Company expects to submit the Proposed Transaction to a vote of its stockholders at the Company's Annual Meeting of Stockholders currently scheduled for October 15, 2002.

     In connection with the Board of Directors' authorization of management to proceed with the implementation of the Proposed Transaction, the each member of the Reporting Persons agreed to support the Proposed Transaction, as disclosed in the Company's July 10, 2002 press release.

     Thereafter, as is reported in greater detail under Item 6 hereof, each member of the Reporting Persons entered into an agreement (the "Stockholders' Agreement) with Howard S. Stern, Seth F. Stern and Rachel Stern Graham (collectively, the "Stern Family Members"). Pursuant to the Stockholders' Agreement, each of the Stern Family Members and each of the Reporting Persons (i) have agreed, among other things, to vote all of the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction, and (ii) in support of such voting agreement, have executed and delivered the Irrevocable Proxy in favor of Messrs. James L. Katz, Paul
S. Echenberg and Donald A. Meyer, members of the special committee of the Board of Directors (the "Special Board Committee"), all as more fully described in Item 6 below.

     Pursuant to the Stockholders' Agreement, David P. Meyers, one of the Reporting Persons, has withdrawn the stockholder proposal referenced in the Existing Statement.

     If the Proposed Transaction is consummated, (i) the Class A Common Stock and the Class B Common Stock will be delisted from the American Stock Exchange and the registration of these securities under the Exchange Act will be terminated and (ii) the new class of common stock to be issued in the Proposed Transaction will be listed on the American Stock Exchange and registered under the Exchange Act.

     The descriptions of the Stockholders' Agreement and the Irrevocable Proxy set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders' Agreement and Irrevocable Proxy, copies of which are attached hereto as Exhibits 10.3 and 10.4, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     The text of Item 5 of the Existing Statement is amended and restated in its entirety to read as follows:

        (a) David P. Meyers is the direct owner of 156,750 shares (3.9%) of Class A Common Stock, and has a remainder interest in 154,801 shares of Class A Common Stock. His mother, Betty K. Meyers, has a life estate in 36,000 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers is the beneficial owner of 139,991.76 shares (3.5%) of Class A Common Stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 620,806 shares of Class A Common Stock by virtue of the transaction described in Item 3 herein. Of the shares of Class A Common Stock owned by the Meyers Family Limited Partnership, 59,622.88 shares are owned outright and 80,368.88 shares are a life estate only, with the life estate measured by the life of Betty K. Meyers. Mr. Meyers' beneficial ownership does not include shares of Class A Common Stock beneficially owned by his wife or a trust established for the benefit of his children through their ownership of interests in the Meyers Family Limited Partnership.

     Jonas I. Meyers is the direct owner of 156,750 shares (3.9%) of Class A Common Stock, and has a remainder interest in 154,801 shares of Class A Common Stock. His mother, Betty K. Meyers, has a life estate in 36,000 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers is the beneficial owner of 139,991.76 shares (3.5%) of Class A Common Stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 620,806 shares of Class A Common Stock by virtue of the transaction described in
Item 3 herein. Of the shares of Class A Common Stock owned by the Meyers Family Limited Partnership, 59,622.88 shares are owned outright and 80,368.88 shares are a life estate only, with the life estate measured by the life of Betty K. Meyers.

     Stuart J. Meyers is the direct owner of 156,750 shares (3.9%) of Class A Common Stock, and has a remainder interest in 154,801 shares of Class A Common Stock. His mother, Betty K. Meyers, has a life estate in 36,000 of the shares in which Mr. Meyers has a remainder interest and the Meyers Family Limited Partnership owns the life estate (which is measured by the life of Betty K. Meyers) in the rest of the shares in which Mr. Meyers has a remainder interest. Mr. Meyers is the beneficial owner of 139,991.76 shares (3.5%) of Class A Common Stock by virtue of his beneficial ownership of 22.55% of the Meyers Family Limited Partnership, which owns 620,806 shares of Class A Common Stock by virtue of the transaction described in
Item 3 herein. Of the shares of Class A Common Stock owned by the Meyers Family Limited Partnership, 59,622.88 shares are owned outright and 80,368.88 shares are a life estate only, with the life estate measured by the life of Betty K. Meyers. Mr. Meyers' beneficial ownership does not include shares of Class A Common Stock beneficially owned by his wife, his minor son or a trust established for the benefit of his children through their ownership of interests in the Meyers Family Limited Partnership.

     Betty K. Meyers is the direct owner of 200,000 shares (5.0%) of Class A Common Stock, of which Ms. Meyers only has a life estate in 108,000 of the shares.

     The Meyers Family Limited Partnership owns 620,806 shares (15.5%) of Class A Common Stock, of which it only as a life estate in 356,403 such shares, with the life estate measured by the life of Betty K. Meyers.

     Notwithstanding the foregoing, if the Reporting Persons and the Stern Family Members are deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then each of the Reporting Persons may deemed to beneficially own an additional 1,276,186 shares of Class A Common Stock owned in the aggregate by the Stern Family Members, or an additional 31.9% of the shares of Class A Common Stock issued and outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock owned and held by the Stern Family Members and the other Reporting Persons.

     David P. Meyers disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by his wife, Christi Meyers, or the David Meyers Children's Trust by the virtue of their ownership interests in the Meyers Family Limited Partnership. Stuart J. Meyers disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by his wife, Sara Meyers, or the Sara and Stuart Meyers Children's Trust by the virtue of their ownership interests in the Meyers Family Limited Partnership.

     All percentages herein are calculated based upon 4,001,958 shares of Class A Common Stock outstanding as of April 9, 2002, as set forth in Company's Form 10-Q for the quarterly period ended March 2, 2002, filed with the Commission on April 16, 2002.

          (b) Subject to the restrictions set forth in the Stockholders' Agreement, David P. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 156,750 shares of Class A Common Stock owned by him. As a result of the execution and delivery of the Irrevocable Proxy, David P. Meyers may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 156,750 shares of Class A Common Stock owned by him and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, David P. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 156,750 shares of Class A Common Stock owned by him.

     Subject to the restrictions set forth in the Stockholders' Agreement, Jonas I. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 156,750 shares of Class A Common Stock owned by him. As a result of the execution and delivery of the Irrevocable Proxy, Jonas I. Meyers may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 156,750 shares of Class A Common Stock owned by him and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, Jonas I. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 156,750 shares of Class A Common Stock owned by him.

     Subject to the restrictions set forth in the Stockholders' Agreement, Stuart J. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 156,750 shares of Class A Common Stock owned by him, and the shared power to dispose of (and direct the disposition of) 620,806 shares of Class A Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as co-trustee of the trust that
serves as sole general partner thereof.   As a result of the execution and
delivery of the Irrevocable Proxy, Stuart J. Meyers may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 156,750 shares of Class A Common Stock owned by him and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, Stuart J. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 156,750 shares of Class A Common Stock owned by him, and the shared power to vote 620,806 shares of Class A Common Stock owned by the Meyers Family Limited Partnership by virtue of his position as co-trustee of the trust that serves as sole general partner thereof. In addition, Mr. Meyers may be considered to have the power to direct the vote and disposition of 100 shares of Class A Common Stock owned by his son, Jonas Saul Meyers, although such shares are held in a custodial account of which Mr. Meyers is not the custodian.

     Subject to the restrictions set forth in the Stockholders' Agreement, Betty K. Meyers may be deemed to have the sole power to dispose of (and direct the disposition of) the 200,000 shares of Class A Common Stock owned by her, and the shared power to dispose of (and direct the disposition of) 620,806 shares of Class A Common Stock owned by the Meyers Family Limited Partnership by virtue of her position as co-trustee of the trust that serves as sole general partner thereof. As a result of the execution and delivery of the Irrevocable Proxy, Betty K. Meyers may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 200,000 shares of Class A Common Stock owned by her and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, Betty K. Meyers may be deemed to have the sole power to vote (and direct the vote of) the 200,000 shares of Class A Common Stock owned by her, and the shared power to vote 620,806 shares of Class A Common Stock owned by the Meyers Family Limited Partnership by virtue of her position as co-trustee of the trust that serves as sole general partner thereof.

     Subject to the restrictions set forth in the Stockholders' Agreement, the Meyers Family Limited Partnership may be deemed to have the sole power to dispose of (and direct the disposition of) the 620,806 shares of Class A Common Stock owned by it. As a result of the execution and delivery of the Irrevocable Proxy, the Meyers Family Limited Partnership may be deemed to share with the members of the Special Board Committee the power to vote (and direct the vote of) the 620,806 shares of Class A Common Stock owned by it and subject to the Irrevocable Proxy, but only to the extent set forth in the Irrevocable Proxy. In addition, as a result of the voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the Stern Family Members the power to vote (and direct the vote of) the 2,567,242 shares of Class A Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in either the Irrevocable Proxy or the Stockholders' Agreement, the Meyers Family Limited Partnership may be deemed to have the sole power to vote (and direct the vote of) the 620,806 shares of Class A Common Stock owned by it.
Management of the Meyers Family Limited Partnership is controlled by Betty
K. Meyers and Stuart J. Meyers, who are co-trustees of a trust that serves as the sole general partner of the Meyers Family Limited Partnership.

     Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock owned and held by the Stern Family Members and the other Reporting Persons.

     The identity and background information required by Item 2 with respect to the members of the Special Board Committee is set forth in Item 2 to that certain Schedule 13D of such persons that was filed with the Commission on July 25, 2002 (the "Special Board Committee Schedule 13D"). The identity and background information required by Item 2 with respect to the Stern Family Members is set forth in Item 2 of the Schedule 13D of such persons filed with the Commission on July 30, 2002 (the "Stern Family
Schedule 13D"). The Reporting Persons make no representations or warranties with respect to the accuracy or completeness of the identity and background information contained in the Special Board Committee Schedule 13D and the Stern Family Schedule 13D and incorporated herein by reference.

          (c) Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons has effected any transaction in the Class A Common Stock.

          (d) In addition, to the beneficial ownership of David P. Meyers, Stuart J. Meyers and Jonas I. Meyers in the Meyers Family Limited Partnership as disclosed above, the following persons own beneficial interests in the Meyers Family Limited Partnership, and therefore have the right to receive dividends or the proceeds of the sale of securities held by said entity:

Sara Meyers                                   7.12%
Christi Meyers                                7.12%
The Sara and Stuart Meyers Children's Trust   16.59%
David Meyers Children's Trust                 1.53%

Sara Meyers is the wife of Stuart J. Meyers. Christi Meyers is the wife of David P. Meyers. The trustee of the Sara and Stuart Meyers Children's Trust is an individual that is not related to the Reporting Persons. The trustee of the David Meyers Children's Trust is an individual that is not related to the Reporting Persons.

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     No changes from disclosures in Existing Statement, except as set forth below.

     The following paragraphs are hereby added to the end of Item 6 of the Existing Statement:

     Effective on July 15, 2002, the Stern Family Members and the Reporting Persons entered into a Stockholders' Agreement pursuant to which each of the parties agreed to: (i) to vote all of the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction at any stockholders meeting of the Company or in connection with any consent solicitation relating to the Company; (ii) until the earlier of the consummation of the Proposed Transaction or December 31, 2002, not to sell, dispose or otherwise transfer any of the shares of the Company's capital stock beneficially owned by them, subject to certain limited exceptions;
(iii) to provide irrevocable proxies to the Special Board Committee, and each member thereof, to vote the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction; (iv) (a) to irrevocably withdraw certain stockholder proposals submitted to the Company for inclusion in the Company's proxy statement for the Company's 2002 Annual Meeting, including the stockholder proposal submitted by David
P. Meyers, one of the Reporting Persons, and described in the Existing Statement, (b) not to submit any stockholder proposal to the Company similar to such proposals prior to July 15, 2004, and (c) to vote all of the shares of the Company's capital stock beneficially owned by them against any such stockholder proposal during such two-year period; and (v) to negotiate in good faith in an effort to enter into an additional stockholders' agreement on or before December 1, 2002.

     Pursuant to the Stockholders' Agreement, the Reporting Persons delivered to the Company executed counterpart signature pages to the Irrevocable Proxy providing for a grant of a proxy in favor of the Special Board Committee, and each member thereof, to vote the shares of the Company's capital stock beneficially owned by the Reporting Persons and the other stockholders signatory to the Stockholders' Agreement in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction.

     The descriptions of the Stockholders' Agreement and the Irrevocable Proxy set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders' Agreement and the Irrevocable Proxy, copies of which is attached hereto as Exhibits 10.3 and 10.4, respectively, and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit No.             Description

    10.1.    Promissory Note dated June 7, 2002 by Meyers Family
             Limited Partnership.*

    10.2. Stock Pledge Agreement dated June 7, 2002 by and between Meyers Family Limited Partnership and Betty
             Kramer Meyers.*

    10.3     Stockholders' Agreement dated July 15, 2002.

    10.4     Form of Irrevocable Proxy.

* Incorporated by reference from the Reporting Person's Schedule 13D/A filed on or about June 21, 2002.

                             SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                   /s/ David P. Meyers
                                   David P. Meyers, Individually


                                   /s/ Jonas I. Meyers
                                   Jonas I. Meyers, Individually


                                   /s/ Stuart J. Meyers
                                   Stuart J. Meyers, Individually


                                   /s/ Betty K. Meyers
                                   Betty K. Meyers, Individually


                                   MEYERS FAMILY LIMITED PARTNERSHIP,
                                   a Louisiana Limited Partnership

                                   By: Meyers Management Trust,
                                       General Partner

                                   By: /s/ Stuart J. Meyers
                                   Name: Stuart J. Meyers
                                   Title: Co-Trustee


Dated: July 22, 2002